INTERIM REPORT Q3 2005
JULY 1 – SEPTEMBER 30, 2005



LANXESS
Energizing Chemistry

LANXESS Group Key Data	Q3 2004	Q3 2005	Change	9M 2004	9M 2005	Change
€ million			in %			in %
Sales	1,764	1,776	+0.7	5,047	5,364	+6.3
EBITDA pre exceptionals	105	148	+41.0	385	492	+27.8
EBITDA margin pre exceptionals	6.0%	8.3%		7.6%	9.2%	
EBITDA	63	15	−76.2	325	356	+9.5
EBIT pre exceptionals	46	88	+91.3	157	309	+96.8
EBIT	(4)	(54)	*	76	139	+82.9
EBIT *margin*	(0.2)%	(3.0)%		1.5%	2.6%	
Net income	(5)	(57)		(8)	37	
Earnings per share (€)	(0.07)	(0.67)		(0.11)	0.44	
Net operating cash flow	35	238	*	40	358	*
Depreciation and amortization	67	69	+3.0	249	217	−12.9
Capital expenditures	54	52	−3.7	158	151	−4.4
Balance sheet total				4,577 [1]	4,561	−0.3
Stockholders' equity (including minority interest)				1,365 [1]	1,422	+4.2
Equity ratio				29.8% [1]	31.2%	
Net financial debt				1,135 [1]	811	−28.5
Number of employees (September 30)				19,659 [1]	18,566	−5.6

[1] December 31, 2004
* change of more than 100%

Q3 2005 Events in Brief

July

July 11	LANXESS continues its expansion in China, with additional investments in Shanghai and Wuxi.
July 20	LANXESS increases its capital stock by €11,586,478 to €84,620,670 to service a mandatory convertible bond. The new LANXESS shares, each representing €1.00 of the capital stock, are admitted to trading on July 22, 2005.

August

August 25	Q2 2005 results are published.
	LANXESS announces a second phase of restructuring, mainly affecting sites in the United States and Europe.

September

September 16	LANXESS management and the union in Tarragona, Spain, reach an agreement on a package of measures relating to the first phase of restructuring; an agreement with union representatives in La Wantzenau, France, follows in October.
September 22	Production is temporarily halted at the Orange and Baytown, Texas, sites as a precaution against possible effects of Hurricane Rita.
September 30	Successful refinancing of syndicated credit facility.

More information on these topics is provided under "Investor Relations" at www.lanxess.com

Note on Financial Data

The interim report as of September 30, 2005, prepared in accordance with the standards of the International Accounting Standards Board (IASB), has been produced independently by the LANXESS Group following its spin-off from the Bayer Group. Except as expressly indicated otherwise, all financial data for the year 2004 are taken from the Combined Financial Statements prepared voluntarily by the LANXESS Group as of December 31, 2004 and September 30, 2004, respectively. The Combined Financial Statements do not constitute consolidated financial statements of LANXESS AG as defined in commercial or company law. Information regarding the way the Combined Financial Statements were prepared and their limited comparability to the consolidated statements is provided in the notes.

LANXESS STOCK

LANXESS Stock LANXESS stock did well in the period under review, outperforming its benchmark indices, the MDAX and the Dow Jones STOXX 600 Chemicals^{SM}*, by more than 20% at times. LANXESS shares ended the third quarter of 2005 at €24.80, having gained some 34% since mid-year. Around 33 million shares were traded, somewhat fewer than in the second quarter.

European stock markets experienced a volatile third quarter. In July, the upward trend that began in the second quarter initially continued unabated, with LANXESS shares also benefiting from the positive environment. The price of LANXESS stock rose by 28.5% during July to close the month at €23.79. Positive price momentum also came from the repurchase and conversion of a mandatory convertible bond, resulting in the issuance of 11,586,478 new no-par bearer shares. The exercise of the conversion right strengthened LANXESS's equity base and led to a reduction in the company's financial debt and interest charges.

Starting mid-August, the marked rise in oil prices and the anticipated impact of Hurricane Katrina weighed on market sentiment throughout the world. The German indices and the price of LANXESS stock also tended downward. At the end of August LANXESS broke free of this trend thanks to the publication of solid second-quarter results on August 25, coupled with the announcement of further restructuring. On August 25, LANXESS shares were quoted 7% higher than the day before at €23.75, and the trading volume was very high at 1.9 million shares. On September 16, LANXESS stock reached its highest level since the company was first listed early in the year, trading at €26.16, or 66% above the opening price on January 31, 2005, its first day of trading.

Concerns as to the potential effects of Hurricane Rita on oil and chemical production along the Texas coastline determined the mood on the stock markets from mid-September. LANXESS stock also felt the pressure, hitting its month low of €23.48 (closing price) on September 22. After the hurricane weakened and it became clear that the damage would be less severe than feared, the stock markets rebounded at the end of the quarter. LANXESS shares closed on September 30 at €24.80.

* The Dow Jones STOXX 600 Chemicals^{SM} represents the chemicals-sector companies that are included in a larger index covering the 600 largest European enterprises in 18 different industries. There were 19 companies in the chemicals index as of September 30, 2005.

Stock Performance in %



160
140
120
100
80
January 31, 2005
March 31, 2005
(€15.90)
June 30, 2005
(€18.52)
September 30, 2005
(€24.80)
O LANXESS
● DJ STOXX 600 Chemicals^{SM}
MDAX

LANXESS Stock		Q1 2005	Q2 2005	Q3 2005
Capital stock	€/no. of shares	73,034,192*	73,034,192**	84,620,670***
Market capitalization	€ billion	1.16*	1.35**	2.10***
High/low for the period	€	17.90/13.63	19.76/15.64	26.16/18.45
Price at end of quarter	€	15.90*	18.52**	24.80***
Trading volume	million shares	48.976	35.022	33.087
Earnings per share	€	0.96	0.33	(0.67)

* March 31, 2005
** June 30, 2005
*** September 30, 2005

BUSINESS DEVELOPMENT IN THE THIRD QUARTER OF 2005

Business Trends in the LANXESS Group

- Strong third quarter – EBITDA margin pre exceptionals up 2.3 points to 8.3%
- "Price before volume" strategy continues to pay off
- Sales in Asia-Pacific climb by over 24%
- Global restructuring diminishes operating result by €132 million
- Net financial debt reduced significantly to €811 million
- Earnings guidance raised: full year EBITDA pre exceptionals expected between €560 million and €580 million

Sales LANXESS had a most encouraging third quarter, especially when viewed against the very strong performance in the prior-year period. Group sales increased by €12 million to €1,776 million, with significant expansion in the Performance Rubber segment more than offsetting declines in the other segments. In key areas of our operations, we again succeeded in passing on the increases in raw material and energy costs to the market through price adjustments. As a result of our consistent "price before volume" strategy, volumes were down, the decrease being magnified by the baseline effect of the high sales volume in the same period of last year. Overall, the higher selling prices offset the expected volume declines, with exchange rates remaining largely unchanged.

Sales by Segment	Q3 2004	Q3 2005	Change	9M 2004	9M 2005	Change
€ million			in %			in %
Performance Rubber	352	414	+17.6	1,046	1,238	+18.4
Engineering Plastics	443	441	–0.5	1,281	1,303	+1.7
Chemical Intermediates	416	373	–10.3	1,102	1,168	+6.0
Performance Chemicals	491	489	–0.4	1,459	1,478	+1.3

Gross Profit Compared with the third quarter of 2004, the cost of sales increased by 0.4% to €1,400 million. Gross profit rose slightly from the prior-year period, up 1.9% to €376 million. The gross profit margin, at 21.2%, was on a par with the same period of 2004. This is highly satisfactory given the very strong prior-year quarter, in which the summer sales dip regularly experienced in previous years was virtually absent. In the third quarter of 2005 LANXESS continued to pursue the goal of qualitative sales growth associated with its "price before volume" strategy. Higher raw material costs were passed along in the market, though there will be a certain delay in implementing some additional price increases that have been announced. As in the prior-year quarter, earnings were burdened by plant shutdowns.

EBITDA and EBIT The third-quarter operating result before depreciation and amortization (EBITDA) pre exceptionals advanced by 41.0% from the same period of the previous year to €148 million, in light of the slightly improved gross profit margin and function costs that were virtually flat on aggregate. The operating result (EBIT) reflects €142 million in exceptional charges. These include €132 million in restructuring expenses, further details of which are given in the commentary on the Corporate Center, Services, Non-Core Business, Reconciliation segment. The balance comprised €5 million in expenses incurred in connection with antitrust investigations in the Performance Rubber and Performance Chemicals segments along with €5 million in impairment losses recognized on property, plant and equipment in the Engineering Plastics and Chemical Intermediates segments. Items adversely affecting EBIT for the prior-year quarter included €40 million in provisions recorded for environmental protection measures in the Performance Chemicals segment.

EBITDA Pre Exceptionals	Q3 2004	Q3 2005	Change	9M 2004	9M 2005	Change
€ million			in %			in %
Performance Rubber	33	39	+18.2	114	165	+44.7
Engineering Plastics	13	14	+7.7	42	63	+50.0
Chemical Intermediates	38	55	+44.7	150	179	+19.3
Performance Chemicals	40	57	+42.5	138	173	+25.4

Financial Result The financial result came in at minus €25 million, compared with minus €10 million in the prior-year quarter. With net interest expense unchanged, the drop was due to a negative result from investments in affiliated companies and a negative currency translation balance.

Income (loss) before Income Taxes The loss before income taxes increased from €14 million in the prior-year quarter to €79 million in the third quarter of 2005, mainly due to the restructuring expenses. The negative pre-tax earnings led to tax income of €31 million, compared with €10 million for the same period last year.

Net Income (Loss) The Group recorded a third-quarter net loss of €57 million, compared with a net loss of €5 million for the same period of 2004, after deducting €9 million (Q3 2004: €1 million) in income attributable to minority interests. Earnings per share fell to minus €0.67 (Q3 2004: minus €0.07).

Business Trends by Region

Sales by Market	Q3 2004		Q3 2005		Change	9M 2004		9M 2005		Change
	€ million	% of total	€ million	% of total	in %	€ million	% of total	€ million	% of total	in %
EMEA (except Germany)	598	33.9	578	32.6	-3.3	1,829	36.3	1,878	35.0	+2.7
Germany	456	25.9	382	21.5	-16.2	1,157	22.9	1,172	21.8	+1.3
Americas	452	25.6	494	27.8	+9.3	1,323	26.2	1,447	27.0	+9.4
Asia-Pacific	258	14.6	322	18.1	+24.8	738	14.6	867	16.2	+17.5
	1,764	**100.0**	**1,776**	**100.0**	**+0.7**	**5,047**	**100.0**	**5,364**	**100.0**	**+6.3**

LANXESS Group sales in the EMEA (Europe, Middle East, Africa) region, excluding Germany, in the third quarter of 2005 dipped just 3.3% year on year, to €578 million. Both the Performance Rubber and Chemical Intermediates segments recorded growth in sales. The EMEA region accounted for 32.6% of total sales, compared with 33.9% in the same period last year.

In Germany, LANXESS generated sales of €382 million, down 16.2% from the exceptionally strong prior-year quarter. In addition, a technical effect arising from the switch from Combined Financial Statements to consolidated reporting by the independent LANXESS Group depressed the sales figure for Germany, but raised it correspondingly in the other regions. While the Performance Rubber segment held sales at the previous year's level, the other LANXESS segments reported lower sales. Of total Group sales, 21.5% were generated in Germany, compared with 25.9% in the third quarter of 2004.

LANXESS grew sales in the Americas region by 9.3% to €494 million. In local currencies, business expanded by 5.9%. The Performance Rubber and Chemical Intermediates segments reported the largest sales gains. Business in the United States again grew strongly, while in Latin America sales stabilized at the prior-year level. Production at two of our North American locations was temporarily halted at the end of the third quarter because of the hurricanes, but has since resumed. The Americas region accounted for 27.8% of Group sales, compared to 25.6% in the prior-year quarter.

In the Asia-Pacific region, the marked upward trend seen in previous quarters continued in the third quarter of 2005. Sales moved ahead by 24.8% year on year, to €322 million. In local currencies, sales rose by 24.4%. Gains were recorded in all segments, with substantially higher sales in China and South Korea factoring heavily into this growth. The Asia-Pacific region contributed 18.1% of total sales, against 14.6% in the prior-year quarter.

Segment Information

Performance Rubber	Q3 2004		Q3 2005		Change	9M 2004		9M 2005		Change
	€ million	in % of sales	€ million	in % of sales	in %	€ million	in % of sales	€ million	in % of sales	in %
Sales	352		414		+17.6	1,046		1,238		+18.4
EBITDA pre exceptionals	33	9.4	39	9.4	+18.2	114	10.9	165	13.3	+44.7
EBITDA	32	9.1	35	8.5	+9.4	102	9.8	159	12.8	+55.9
EBIT pre exceptionals	22	6.3	22	5.3	+0.0	59	5.6	117	9.5	+98.3
EBIT	21	6.0	18	4.3	−14.3	47	4.5	111	9.0	+136.2

Sales in the Performance Rubber segment in the third quarter of 2005 rose by 17.6% to €414 million, from €352 million in the prior-year quarter. Price increases were successfully implemented to pass on the higher costs of energy and raw materials, particularly butadiene and isobutylene. This factor alone boosted sales by 22.5%, with positive currency effects accounting for a further 1.1% rise. Volumes were down by 6.0% compared with third quarter of 2004, when business with rubber was unusually brisk for the time of the year.

EBITDA pre exceptionals in the Performance Rubber segment rose by €6 million to €39 million. The EBITDA margin pre exceptionals was flat with the prior-year period at 9.4%. The cost-saving measures introduced previously helped to stabilize earnings. Going forward, LANXESS will continue to factor the development of raw material and energy costs into its prices.

As in the prior-year quarter, the exceptional items in this segment consisted solely of expenses incurred in connection with antitrust investigations in the Technical Rubber Products business unit. These expenses amounted to €4 million (Q3 2004: €1 million).

Engineering Plastics	Q3 2004		Q3 2005		Change	9M 2004		9M 2005		Change
	€ million	in % of sales	€ million	in % of sales	in %	€ million	in % of sales	€ million	in % of sales	in %
Sales	443		441		−0.5	1,281		1,303		+1.7
EBITDA pre exceptionals	13	2.9	14	3.2	+7.7	42	3.3	63	4.8	+50.0
EBITDA	13	2.9	14	3.2	+7.7	42	3.3	63	4.8	+50.0
EBIT pre exceptionals	2	0.5	6	1.4	*	8	0.6	38	2.9	*
EBIT	0	0.0	3	0.7	*	20	1.6	21	1.6	+5.0

* change of more than 100%.

Business in the Engineering Plastics segment in the third quarter of 2005 was nearly flat with the prior-year period at €441 million, despite a decline in sales of the Fibers business unit. A 7.0% decline in volumes was almost completely offset by positive price and currency effects, which improved sales by 6.0% and 0.5%, respectively. As in the first half of 2005, the encouraging price increases in the Styrenic Resins business unit were accompanied by a drop in volumes that resulted from our strategy of deliberately forgoing low-margin business. The Semi-Crystalline Products business unit saw volumes increase again, as in the two previous quarters, with capacity utilization remaining at a high level. Prices and volumes in the Fibers business unit were down from the prior-year quarter because of market overcapacities and the resulting pressure on prices, continuing the trend experienced in the first half of the year.

EBITDA pre exceptionals in the Engineering Plastics segment rose slightly, up €1 million to €14 million. This improvement was driven mainly by the price increases in the Styrenic Resins business unit. Cost-containment measures also had a positive impact on earnings, partially offsetting the costs incurred through scheduled maintenance shutdowns.

Although the EBITDA margin pre exceptionals edged slightly higher, up 0.3 points to 3.2%, it remains unsatisfactory. Engineering Plastics delivers the lowest profit contributions of any segment in the LANXESS Group in both absolute and relative terms. The restructuring initiated in the Styrenic Resins business unit should sustainably benefit the segment's future development. It includes the complete realignment of the Styrenic Resins

unit's European operations in Dormagen, Germany, and Tarragona, Spain, along with capacity and portfolio adjustments. The necessary agreements with the employees at both locations have now been reached.

Impairment charges in the Styrenic Resins business unit diminished the segment's EBIT by €3 million. In the prior-year period such charges came to €2 million.

Chemical Intermediates	Q3 2004		Q3 2005		Change	9M 2004		9M 2005		Change
	€ million	in % of sales	€ million	in % of sales	in %	€ million	in % of sales	€ million	in % of sales	in %
Sales	416		373		−10.3	1,102		1,168		+6.0
EBITDA pre exceptionals	38	9.1	55	14.7	+44.7	150	13.6	179	15.3	+19.3
EBITDA	38	9.1	55	14.7	+44.7	150	13.6	179	15.3	+19.3
EBIT pre exceptionals	21	5.0	41	11.0	+95.2	77	7.0	131	11.2	+70.1
EBIT	14	3.4	39	10.5	•	64	5.8	120	10.3	+87.5

• change of more than 100%.

As anticipated in the previous quarter, third-quarter business in the Chemical Intermediates segment showed a year-on-year decline, with sales down by 10.3%. A 14.9% drop due to lower volumes was partially offset by positive price and currency effects amounting to 4.3% and 0.3%, respectively. In the prior-year quarter, sales had not weakened as they usually do in the summer months.

Fueled mainly by improved cost structures, EBITDA pre exceptionals in the Chemical Intermediates segment rose 44.7% year on year. The EBITDA margin pre exceptionals rose significantly, from 9.1% to 14.7%.

EBIT was diminished by impairment charges in the Fine Chemicals business unit. These charges amounted to €2 million in the third quarter of 2005, compared to €7 million in the prior-year quarter. In June of this year LANXESS decided on a comprehensive package of measures for this business unit, which began to affect earnings in the third quarter. The business unit is being spun off to a separate legal entity named Saltigo, and as such stands to attain an even stronger position in the market for customized fine chemicals. In addition, the first of the unprofitable production units were closed down as part of the facilities consolidation program. The goal of the restructuring is to make the Fine Chemicals business unit internationally competitive for the long term.

Performance Chemicals	Q3 2004		Q3 2005		Change	9M 2004		9M 2005		Change
	€ million	in % of sales	€ million	in % of sales	in %	€ million	in % of sales	€ million	in % of sales	in %
Sales	491		489		−0.4	1,459		1,478		+1.3
EBITDA pre exceptionals	40	8.1	57	11.7	+42.5	138	9.5	173	11.7	+25.4
EBITDA	(1)	(0.2)	56	11.5		90	6.2	171	11.6	+90.0
EBIT pre exceptionals	24	4.9	39	8.0	+62.5	82	5.6	124	8.4	+51.2
EBIT	(16)	(3.3)	38	7.8		14	1.0	122	8.3	•

• change of more than 100%.

Sales in the Performance Chemicals segment remained virtually unchanged from a year earlier at €489 million. In local currencies, they declined by just 1.4%. The business units in this segment are less affected by seasonal factors than other parts of the LANXESS Group. An 11.2% sales increase from higher prices was offset by a 12.6% decrease from lower volumes. The Rubber Chemicals and Functional Chemicals business units, in particular, succeeded in passing on their higher raw material costs to the market. Functional Chemicals, however, posted a sharp drop in volumes on account of portfolio changes.

Consistently effective cost management was the main factor behind a 42.5% increase in the segment's EBITDA pre exceptionals, the principal contributors to earnings growth being the Leather, Rubber Chemicals, Material Protection Products and Ion Exchange Resins business units. The EBITDA margin pre exceptionals rose by 3.6 points to 11.7%.

The €1 million in exceptional items for the Performance Chemicals segment relates entirely to expenses incurred in connection with antitrust investigations in the Rubber Chemicals business unit. The €40 million in exceptional items in the prior-year quarter included provisions recorded for environmental protection measures of the Leather business unit in South Africa.

Corporate Center, Services, Non-Core Business, Reconciliation Departing from the presentation in the 2004 Annual Report, corporate costs are no longer allocated among the operating segments. As of fiscal 2005 they are instead reported collectively under a segment named "Corporate Center, Services, Non-Core Business, Reconciliation," facilitating a comparison of performance across LANXESS's operating segments. The figures already published for the individual quarters of 2004 have been adjusted accordingly. The amount of corporate costs reclassified for the third quarter of 2004 was €17 million, with the cumulative reclassification for the first nine months of 2004 standing at €49 million.

The €132 million in exceptional items for this segment in the third quarter of 2005 related to restructuring expenses. The projects announced in recent months, which are supported by agreements with the employees in France and Spain, are designed to eliminate structural weaknesses and improve the international competitiveness of the LANXESS Group. The restructuring expenses mainly comprise costs for headcount adjustment, impairment charges, and closures or partial closures of facilities. These expenses are included in the corporate cost segment because they relate to a Group-wide, cross-segment program of asset consolidations, process improvements and portfolio adjustments initiated by the Board of Management.

Financial Condition

Balance Sheet Structure As of September 30, 2005 the LANXESS Group had total assets of €4,561 million, which was on a par with the €4,577 million reported at December 31, 2004. Noncurrent assets, at €1,664 million, were also nearly unchanged from year-end 2004 and continued to account for 36.5% of total assets. Current assets increased by €96 million to €2,819 million, with a largely currency-related €68 million increase in inventories, to €1,219 million, partially offset by a reduction in trade receivables and in other receivables. Despite the higher raw material costs and adverse currency translation effects, the LANXESS Group achieved a further reduction in current assets as of September 30, 2005. Liquid assets stood at €127 million, compared with €72 million on December 31, 2004. Both the decline in deferred tax assets and the increase in deferred tax liabilities resulted from an adjustment of these items – not recognized in income – necessitated by the transition from the Combined Financial Statements as of December 31, 2004 to the consolidated interim financial statements of the LANXESS Group as of September 30, 2005. Further details are given in the notes. The recognition of new deferred tax assets, due to the fact that some of the restructuring expenses charged against income were not yet tax-deductible, had the opposite effect.

Stockholders' equity including minority interests rose by 4.2% from December 31, 2004 to €1,422 million on September 30, 2005, giving an equity ratio of 31.2%. The change was due partly to the direct recognition in equity of deferred-tax adjustments and the reclassification of minority interests. Stockholders' equity rose by €211 million as a result of the capital increase from contingent capital in the third quarter, which was used to service the mandatory convertible bond. Further details are given in the changes-in-equity statement and in the notes. Liabilities shrank by 4.1% to €2,989 million, with the increase in provisions more than offset by the drop in trade payables and, especially, in financial liabilities. The growth in other provisions resulted from an increase in restructuring provisions, tax provisions and short-term personnel-related provisions.

Liquidity and Capital Resources Bolstered by the €63 million growth in EBIT, net operating cash flow in the first nine months of 2005 rose by a gratifying €318 million compared with the same period of last year, to €358 million. The increase was mainly the result of much improved cash flows from changes in net current assets, especially regarding inventories and trade receivables. The measures adopted in this regard began to bear fruit, especially in the third quarter of 2005.

With respect to investing activities, there was a net cash outflow of €140 million, compared to a net inflow of €85 million in the first nine months of 2004, when the repayment of a short-term loan granted to the Bayer Group led to a cash inflow of €208 million. The €151 million in cash outflow for additions to property, plant and equipment and intangible assets was slightly below the prior-year period and well below the €217 million in depreciation and amortization. Capital spending in the first nine months of 2005 was attributable primarily to the Performance Rubber and Performance Chemicals segments, including in particular the Butyl Rubber business unit in Zwijndrecht, Belgium, and the Material Protection Products business unit in Dormagen, Germany, respectively. Substantial capital expenditures were also made for the Chemical Intermediates segment at the Leverkusen site.

An amount of €6 million reported as capital expenditures of the Reconciliation segment in the first half of 2004 was reclassified as capital expenditures of the operating segments in the Combined Financial Statements as of September 30, 2004 in light of improved data availability.

Net cash used in financing activities came to €162 million. In September 2005 LANXESS took advantage of favorable market conditions to replace the credit line arranged with an international bank consortium in December 2004 by a new syndicated facility that has significantly improved credit terms. With a maturity of five years and two extension options, the credit line is intended mainly as a long-term liquidity back-up. As with previous capital market transactions, this refinancing again evidenced the trust that LANXESS enjoys in the international capital markets. The total of interest paid and other financial disbursements, including expenses from the repurchase and resale of the convertible bond in June 2005, came to €71 million.

Liquid assets as of September 30, 2005 totaled €127 million, a €55 million increase from year-end 2004. Net financial debt shrank 28.5% to €811 million, from €1,135 million on December 31, 2004. The reduction was mainly due to the conversion of the mandatory convertible bond into equity capital in July 2005 and the predicted decrease in working capital and other net current assets at the beginning of the third quarter of 2005.

Outlook We believe the upward trend in the world economy and our market environment will persist in the months ahead, but do not expect to see any relief from the high raw material and energy costs, which will continue to be reflected in our pricing.

Against this stable background we are driving forward the realignment of the LANXESS Group. Implementation of the two restructuring packages we have announced is progressing faster than planned. Particularly in light of this, we now expect that EBITDA pre exceptionals will increase to between €560 million and €580 million for the full year 2005, compared with €447 million in 2004. For the coming fiscal year 2006, we reaffirm our guidance of an EBITDA margin pre exceptionals of between 9% and 10% based on the 2004 sales level.

Capital expenditures for 2005 will be at the lower end of our previous forecast of €250 million to €270 million.

In addition to the restructuring programs already announced, which will adversely affect earnings in the fourth quarter and in the years ahead, LANXESS intends to take further action in order to meet its targets.

LANXESS GROUP STATEMENTS OF INCOME

	Q3 2004		Q3 2005		9M 2004		9M 2005	
	€ million	in % of sales	€ million	in % of sales	€ million	in % of sales	€ million	in % of sales
Sales	**1,764**		**1,776**		**5,047**		**5,364**	
Cost of sales	(1,395)	(79.1)	(1,400)	(78.8)	(3,937)	(78.0)	(4,106)	(76.5)
Gross profit	**369**	**20.9**	**376**	**21.2**	**1,110**	**22.0**	**1,258**	**23.5**
Selling expenses	(214)	(12.1)	(210)	(11.8)	(638)	(12.6)	(642)	(12.0)
Research and development expenses	(29)	(1.6)	(24)	(1.4)	(95)	(1.9)	(78)	(1.5)
General administration expenses	(65)	(3.7)	(64)	(3.6)	(196)	(3.9)	(206)	(3.8)
Other operating expenses/income – net	(65)	(3.7)	(132)	(7.4)	(105)	(2.1)	(193)	(3.6)
Operating result (EBIT)	**(4)**	**(0.2)**	**(54)**	**(3.0)**	**76**	**1.5**	**139**	**2.6**
Income/expense from investments in affiliated companies – net	2	0.1	(4)	(0.2)	2	0.0	4	0.1
Interest expense – net	(9)	(0.5)	(9)	(0.5)	(37)	(0.7)	(32)	(0.6)
Other financial expense/income – net	(3)	(0.2)	(12)	(0.7)	(23)	(0.5)	(67)	(1.2)
Financial result	**(10)**	**(0.6)**	**(25)**	**(1.4)**	**(58)**	**(1.1)**	**(95)**	**(1.8)**
Income (loss) before income taxes	**(14)**	**(0.8)**	**(79)**	**(4.4)**	**18**	**0.4**	**44**	**0.8**
Income taxes	10	0.6	31	1.7	(21)	(0.4)	3	0.1
Income (loss) after taxes	**(4)**	**(0.2)**	**(48)**	**(2.7)**	**(3)**	**(0.1)**	**47**	**0.9**
Minority interests	(1)	(0.1)	(9)	(0.5)	(5)	(0.1)	(10)	(0.2)
Net income (loss)	**(5)**	**(0.3)**	**(57)**	**(3.2)**	**(8)**	**(0.2)**	**37**	**0.7**
Earnings per share (€)	**(0.07)**		**(0.67)**		**(0.11)**		**0.44**	

LANXESS GROUP BALANCE SHEETS

€ million	December 31, 2004	September 30, 2005
ASSETS		
Noncurrent assets		
Intangible assets	65	57
Property, plant and equipment	1,521	1,514
Investments in associates	44	55
Other financial assets	41	38
	1,671	**1,664**
Current assets		
Inventories	1,151	1,219
Receivables and other assets		
Trade receivables	1,137	1,119
Other receivables and other assets	363	354
	1,500	1,473
Liquid assets	72	127
	2,723	**2,819**
Deferred taxes	**172**	**56**
Prepaid expenses	**11**	**22**
Total assets	**4,577**	**4,561**
STOCKHOLDERS' EQUITY AND LIABILITIES		
Stockholders' equity		
Capital stock and reserves of LANXESS AG	836	1,047
Retained earnings	896	649
Net income (loss)	(12)	37
Other comprehensive income (loss)	(369)	(328)
Minority interests	14	17
	1,365	**1,422**
Liabilities		
Noncurrent liabilities		
Provisions for pensions and other post-employment benefits	418	455
Other provisions	238	333
Financial liabilities	131	628
Other liabilities	1	1
	788	1,417
Current liabilities		
Other provisions	243	426
Financial liabilities	1,076	310
Trade payables	820	637
Other liabilities	189	199
	2,328	1,572
	3,116	**2,989**
Deferred taxes	**55**	**112**
Deferred income	**41**	**38**
Total stockholders' equity and liabilities	**4,577**	**4,561**

LANXESS GROUP STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

€ million	Capital stock and reserves of LANXESS AG	Retained earnings	Net income (loss)	Other comprehensive income (loss) [1, 2]	Total	Minority interests [2]	Total stockholders' equity
December 31, 2003	**836**	**1,893**	**(997)**	**(354)**	**1,378**	**23**	**1,401**
Dividend payments					0		0
Allocation to retained earnings		(997)	997		0		0
Exchange differences				16	16		16
Other changes in stockholders' equity					0	(14)	(14)
Net income (loss)			(8)		(8)	5	(3)
September 30, 2004	**836**	**896**	**(8)**	**(338)**	**1,386**	**14**	**1,400**
December 31, 2004	**836**	**896**	**(12)**	**(369)**	**1,351**	**14**	**1,365**
Dividend payments					0	(2)	(2)
Allocation to retained earnings		(12)	12		0		0
Exchange differences				39	39		39
Other changes in stockholders' equity	211	(235)		2	(22)	(5)	(27)
Net income			37		37	10	47
September 30, 2005	**1,047**	**649**	**37**	**(328)**	**1,405**	**17**	**1,422**

[1] This item consists mainly of currency translation adjustments and changes in the fair values of financial instruments that are not recognized in income.
[2] 2003 figures restated

LANXESS GROUP STATEMENTS OF CASH FLOWS

€ million	9M 2004	9M 2005
Operating result (EBIT)	**76**	**139**
Income taxes	(52)	(72)
Depreciation and amortization	249	217
Change in pension provisions	(27)	0
(Gains) losses on retirements of property, plant and equipment	6	(2)
Gross cash flow	**252**	**282**
Change in inventories	(142)	(11)
Change in trade receivables	(184)	56
Change in trade payables	26	(206)
Changes in other net current assets	88	237
Net cash provided by operating activities	**40**	**358**
Cash outflow for additions to property, plant and equipment	(158)	(151)
Cash inflow from sales of property, plant and equipment	29	6
Cash inflow from financial assets	208	0
Interest and dividends received	6	5
Net cash provided by (used in) investing activities	**85**	**(140)**
Dividends paid to minority interests	0	(2)
Proceeds from borrowings	570	607
Repayments of borrowings	(581)	(696)
Interest paid and other financial disbursements	(48)	(71)
Net cash used in financing activities	**(59)**	**(162)**
Change in cash and cash equivalents from business activities	**66**	**56**
Cash and cash equivalents as of January 1	**13**	**72**
Change in cash and cash equivalents due to changes in scope of consolidation	1	(5)
Other changes in cash and cash equivalents	0	4
Cash and cash equivalents as of September 30	**80**	**127**
Liquid assets as per balance sheets	**80**	**127**

KEY DATA BY SEGMENT AND REGION

Key Data by Segment

Third Quarter	Q3 2004	Q3 2005	Q3 2004	Q3 2005	Q3 2004	Q3 2005
€ million	Performance Rubber		Engineering Plastics		Chemical Intermediates	
Sales	352	414	443	441	416	373
EBITDA pre exceptionals	33	39	13	14	38	55
EBITDA margin pre exceptionals	9.4%	9.4%	2.9%	3.2%	9.1%	14.7%
EBITDA	32	35	13	14	38	55
Operating result (EBIT) pre exceptionals	22	22	2	6	21	41
Operating result (EBIT)	21	18	0	3	14	39
Capital expenditures	14	15	9	7	25	10
Depreciation and amortization	11	17	13	11	24	16

First Nine Months	9M 2004	9M 2005	9M 2004	9M 2005	9M 2004	9M 2005
€ million	Performance Rubber		Engineering Plastics		Chemical Intermediates	
Sales	1,046	1,238	1,281	1,303	1,102	1,168
EBITDA pre exceptionals	114	165	42	63	150	179
EBITDA margin pre exceptionals	10.9%	13.3%	3.3%	4.8%	13.6%	15.3%
EBITDA	102	159	42	63	150	179
Operating result (EBIT) pre exceptionals	59	117	8	38	77	131
Operating result (EBIT)	47	111	20	21	64	120
Capital expenditures	43	39	26	21	53	37
Depreciation and amortization	55	48	22	42	86	59
Number of employees (September 30)	3,163 [1]	3,156	3,652 [1]	3,510	3,819 [1]	3,562

[1] December 31, 2004

Key Data by Region

Third Quarter	Q3 2004	Q3 2005	Q3 2004	Q3 2005	Q3 2004	Q3 2005
€ million	EMEA (except Germany)		Germany		Americas	
Sales by market	598	578	456	382	452	494
Proportion of Group sales	33.9%	32.6%	25.9%	21.5%	25.6%	27.8%

First Nine Months	9M 2004	9M 2005	9M 2004	9M 2005	9M 2004	9M 2005
€ million	EMEA (except Germany)		Germany		Americas	
Sales by market	1,829	1,878	1,157	1,172	1,323	1,447
Proportion of Group sales	36.3%	35.0%	22.9%	21.8%	26.2%	27.0%
Number of employees (September 30)	3,717 [1]	3,331	10,098 [1]	9,649	3,920 [1]	3,750

[1] December 31, 2004

Performance Chemicals Q3 2004	Performance Chemicals Q3 2005	Corporate Center, Services, Non-Core Business, Reconciliation Q3 2004	Corporate Center, Services, Non-Core Business, Reconciliation Q3 2005	LANXESS Q3 2004	LANXESS Q3 2005
491	489	62	59	1,764	1,776
40	57	(19)	(17)	105	148
8.1%	11.7%			6.0%	8.3%
(1)	56	(19)	(145)	63	15
24	39	(23)	(20)	46	88
(16)	38	(23)	(152)	(4)	(54)
12	19	(6)	1	54	52
15	18	4	7	67	69

Performance Chemicals 9M 2004	Performance Chemicals 9M 2005	Corporate Center, Services, Non-Core Business, Reconciliation 9M 2004	Corporate Center, Services, Non-Core Business, Reconciliation 9M 2005	LANXESS 9M 2004	LANXESS 9M 2005
1,459	1,478	159	177	5,047	5,364
138	173	(59)	(88)	385	492
9.5%	11.7%			7.6%	9.2%
90	171	(59)	(216)	325	356
82	124	(69)	(101)	157	309
14	122	(69)	(235)	76	139
33	45	3	9	158	151
76	49	10	19	249	217
5,140 [1]	4,858	3,885 [1]	3,480	19,659 [1]	18,566

Asia-Pacific Q3 2004	Asia-Pacific Q3 2005	LANXESS Q3 2004	LANXESS Q3 2005
258	322	1,764	1,776
14.6%	18.1%		

Asia-Pacific 9M 2004	Asia-Pacific 9M 2005	LANXESS 9M 2004	LANXESS 9M 2005
738	867	5,047	5,364
14.6%	16.2%		
1,924 [1]	1,836	19,659 [1]	18,566

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2005

Recognition and Valuation Principles Like the Combined Financial Statements for fiscal 2004, the unaudited consolidated financial statements as of September 30, 2005 were prepared in accordance with the standards of the International Accounting Standards Board (IASB). The recognition and valuation principles applied were the same as those used for the 2004 Combined Financial Statements, with the exception that effective January 1, 2005, goodwill resulting from business combinations agreed upon prior to March 31, 2004 is also no longer amortized but instead tested annually for possible impairment. IAS 34 (Interim Financial Reporting) was also applied. The classification of assets and liabilities according to maturity as required by IAS 1 (Presentation of Financial Statements) will be undertaken in the annual financial statements for 2005.

Transition from Combined Financial Statements to Consolidated Financial Statements of the LANXESS Group The Combined Financial Statements as of September 30, 2004 and December 31, 2004 were derived from the consolidated financial statements of the Bayer Group in order to provide a historical record of LANXESS financial data ahead of the spin-off. Like the interim financial statements as of March 31 and June 30, 2005, the interim financial statements as of September 30, 2005 were prepared independently by the LANXESS Group following its spin-off from Bayer.

As a result of the transition from the Combined Financial Statements – on which calculations had to be based prior to the spin-off – to consolidated Group statements, the stockholders' equity of the LANXESS Group decreased by €235 million, mainly because of adjustments to deferred taxes that are not recognized in income.

The need for these adjustments arose partly because the opening balance sheet had to reflect the amount of loss carryforwards actually transferred to LANXESS in the course of the spin-off pursuant to tax regulations, and this amount differed from that previously allocated to LANXESS on an accountability basis for the purpose of the Combined Financial Statements. There were also some changes in deferred taxes as a result of timing differences.

The minority-interest component of stockholders' equity reported as of September 30, 2005 also reflects the currency translation adjustments attributable to minority interests. This had the effect of reducing minority interests compared with the amount reported in the Combined Financial Statements as of December 31, 2003 by €20 million and increasing total stockholders' equity – excluding minority interests – by the same amount. The figures for December 31, 2004 were restated accordingly.

Scope of Consolidation The consolidated financial statements of the LANXESS Group include the parent company LANXESS AG along with all of its material domestic and foreign subsidiaries. In the third quarter of 2005, LANXESS Kautschuk GmbH and LANXESS Belgien GmbH were merged into LANXESS Deutschland GmbH. The assets of LANXESS Europe GmbH & Co. KG were transferred to LANXESS Europe GmbH. Since both transactions exclusively comprised asset transfers between fully consolidated companies, there were no resulting changes in Group assets or liabilities. Novochem 2000 S.A. was deconsolidated.

Fifty-seven companies were fully consolidated into the financial statements of the LANXESS Group as of September 30, 2005. In addition, unchanged from December 31, 2004, Chrome International South Africa (Pty) Ltd. was included by proportionate consolidation, while Bayer Industry Services GmbH & Co. OHG was included at equity.

Changes in Risk Profile Provisions of €5 million were recorded in the third quarter of 2005 for expenses relating to a number of lawsuits pending against Bayer Group companies in the United States in connection with certain rubber products. This litigation is currently the subject of settlement negotiations. Under an agreement reached with Bayer in connection with the spin-off, LANXESS has to bear 30% of the related costs. The notes to the Combined Financial Statements as of December 31, 2004 contain further details of this litigation.

Capital Increase from Contingent Capital On July 20, 2005, following the bondholder's exercise of its right to convert the mandatory convertible bond, the capital stock of LANXESS AG was increased from the contingent capital by €11,586,478 to €84,620,670 through the issuance of 11,586,478 no-par bearer shares, each representing €1.00 of the capital stock. These new shares, which are entitled to any dividends from January 1, 2005 onward, were admitted to trading on German stock exchanges on July 22, 2005.

Employees The LANXESS Group had a total of 18,566 employees on September 30, 2005, compared with 19,659 on December 31, 2004. In the Combined Financial Statements as of December 31, 2004, some 600 employees of Bayer companies were allocated to the LANXESS Group for statistical purposes because they worked in agency business for LANXESS. As of the date of the spin-off, these individual were no longer assigned to LANXESS. Positions were also eliminated in connection with the global restructuring.

Earnings per Share Earnings per share for the third quarter of 2005 were calculated by dividing Group net income by the number of shares in issue as of September 30, 2005, namely the total 84,620,670 shares admitted to trading on the Frankfurt Stock Exchange following the spin-off in January 2005 and the exercise in the reporting period of the conversion right from the mandatory convertible bond. Through June 30, 2005, earnings per share were computed on the basis of 73,034,192 shares.

Contact

Please do not hesitate to contact us if you have any questions or comments.

Contact in Corporate Communications
Christoph Sieder
Head of Corporate Communications
Tel. +49 (0) 214 30 33333
E-mail: mediarelations@lanxess.com

Contact in Investor Relations
Michael Pontzen
Head of Investor Relations
Tel. +49 (0) 214 30 33333
E-mail: ir@lanxess.com

Masthead

LANXESS AG
51369 Leverkusen
Germany
Tel. +49 (0) 214 30 33333
www.lanxess.com

Concept and design
Kirchhoff Consult AG, Hamburg,
Germany

Photography
Claudia Kempf, Wuppertal,
Germany

English edition
Bayer Industry Services GmbH & Co. OHG
Central Language Service

Printed by
Kunst- und Werbedruck, Bad Oeynhausen,
Germany

Financial Calendar for 2006	
April 4, 2006	Publication of 2005 results
May 18, 2006	Interim Report Q1 2006
May 31, 2006	2nd Annual Stockholders' Meeting
August 16, 2006	Results for the First Half 2006
November 15, 2006	Results for the First Three Quarters 2006

Disclaimer

LANXESS



PUBLISHER

LANXESS AG
51369 Leverkusen
Germany
Tel. +49 (0) 214 30 33333
www.lanxess.com

LANXESS
Energizing Chemistry